Exhibit 99.7
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Weather impacts Rio Tinto Coal Australia’s Queensland operations
29 December 2010
As a result of severe monsoonal rain in central and northern Queensland, force majeure has been declared on coal sales contracts from mines in which Rio Tinto Coal Australia has a majority interest. The mines are Hail Creek, Kestrel, Blair Athol and Clermont in Queensland’s Bowen Basin.
The severe monsoonal rain, on top of the significant rainfalls in November and December, has had an adverse impact on mining operations, and has cut access roads and rail networks.
As rain is continuing to fall in the region and further rains are forecast, Rio Tinto Coal Australia is currently unable to provide an estimate of the full impact of this adverse weather or the duration of the force majeure declaration.
While all efforts are being made to minimise the impact of this adverse weather on coal production, our primary focus at this time is on the safety and well-being of our employees and their families.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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